Pioneer Power Solutions, Inc. 10-K

 EXHIBIT 21.1

PIONEER POWER SOLUTIONS, INC.

Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Jefferson Electric, Inc.	Delaware
Nexus Magneticos de Mexico, S. de R.L. de C.V.	Mexico
JE Mexican Holdings, Inc	Delaware
Jefferson Electric Mexico Holdings, LLC	Wisconsin
Pioneer Custom Electrical Products Corp.	Delaware
Pioneer Electrogroup Canada Inc.	Canada
Titan Energy Systems Inc.	Minnesota